UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
(Amendment No. 1)
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, May 2019
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Commission File Number 1-38232
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BlackBerry Limited
(Translation of registrant’s name into English)
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2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
This Form 6-K/A is being filed in order to replace Document 2 and Document 3 to the Form 6-K of BlackBerry Limited filed with the Securities and Exchange Commission on May 21, 2019 (the “Original Form 6-K”). This Form 6-K/A is being furnished solely to correct formatting errors in the Notice of Annual and Special Meeting of the Shareholders and Management Information Circular that appear in Document 2 and Document 3, respectively. All other information included in the Original Form 6-K remains unchanged.

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document

1	Notice of Availability of Proxy Materials for Annual and Special Meeting

2	Notice of Annual and Special Meeting of the Shareholders

3	Management Information Circular

4	Form of Proxy

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 333-206480), February 12, 2016 (File No. 333-209525), August 24, 2017 (File No. 333-220153), February 22, 2019 (File No. 333-229799) and on March 5, 2019 (File No. 333-230079).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	May 24, 2019	By:	/S/ STEVEN CAPELLI
			Name:	Steven Capelli
			Title:	Chief Financial Officer

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